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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  EMCORE Corp.

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                    290846104

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 24, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (A)     /X/
                                                                    (B)     / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          4,926,745
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            4,926,745

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,926,745

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.7%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 50,889,524 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.


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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          4,926,745
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            4,926,745

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,926,745

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.7%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 50,889,524 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.


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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          4,926,745
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            4,926,745

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,926,745

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         9.7%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 50,889,524 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.


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Item 1.

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "reporting persons") with the Securities and Exchange Commission on August 3, 2007 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 1 is being made to disclose the acquisition of 360,000 shares on July 25, 2007 and the acquisition of 164,500 shares on July 31, 2007. These acquisitions were unintentionally omitted from the Initial
Schedule 13D. Including these acquisitions, the reporting persons owned 9.7% of the Issuer's Common Stock as of the date the Initial Schedule 13D was filed. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the reporting persons in the Initial
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 1 to Schedule 13D, each reporting person beneficially owns 4,926,745 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Since June 1, 2007, the Trust has purchased shares of Common Stock in brokered transactions as follows:


          Date                    Number of Shares         Price Per Share
          ----                    ----------------         ---------------
        06/18/07                     175,251                 $4.9824
        06/18/07                     240,426                  4.9824
        06/19/07                     137,375                  4.9543
        06/20/07                     215,265                  5.0287
        06/21/07                     140,000                  5.241
        06/22/07                       7,360                  5.24
        06/25/07                     200,000                  5.469
        07/03/07                     115,000                  5.775
        07/05/07                     130,000                  5.95
        07/06/07                     125,000                  5.9702
        07/09/07                     180,000                  6.045
        07/10/07                     315,000                  6.0619
        07/11/07                     135,000                  6.0419
        07/24/07                     320,675                  7.917
        07/25/07                     360,000                  8.0611
        07/26/07                     431,700                  8.083
        07/27/07                     375,600                  7.813
        07/30/07                     220,000                  7.7899
        07/31/07                     164,500                  7.7211
        08/01/07                     331,100                  7.4894
         8/02/07                     278,618                  7.4429

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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney attached hereto as Exhibit "B" David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

         Exhibit B: Power of Attorney for Monica Chavez Gelbaum


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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  August 24, 2007            /s/ David Gelbaum
                                   ---------------------------------------------
                                   David Gelbaum, Co-Trustee of The Quercus
                                   Trust



                                   /s/ David Gelbaum, Attorney-In-Fact for
                                   ---------------------------------------------
                                       Monica Chavez Gelbaum
                                   ---------------------------------------------
                                   Monica Chavez Gelbaum, Co-Trustee of The
                                   Quercus Trust



                                   /s/ David Gelbaum
                                   ---------------------------------------------
                                   The Quercus Trust, David Gelbaum, Co-Trustee
                                   of The Quercus Trust


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                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 1 to the Schedule 13D with respect to the Common Stock of EMCORE Corp. is a joint filing being made on their behalf.



Dated:  August 24, 2007            /s/ David Gelbaum
                                   ---------------------------------------------
                                   David Gelbaum, Co-Trustee of The Quercus
                                   Trust



                                   /s/ David Gelbaum, Attorney-In-Fact for
                                   ---------------------------------------------
                                       Monica Chavez Gelbaum
                                   ---------------------------------------------
                                   Monica Chavez Gelbaum, Co-Trustee of The
                                   Quercus Trust



                                   /s/ David Gelbaum
                                   ---------------------------------------------
                                   The Quercus Trust, David Gelbaum, Co-Trustee
                                   of The Quercus Trust

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                                    EXHIBIT B

                                POWER OF ATTORNEY



         Monica Chavez Gelbaum hereby constitutes and appoints David Gelbaum as her true and lawful attorney-in-fact and agent, acting alone, with full power and substitution and resubstitution, to sign on her behalf, individually and in each capacity stated below, all reports of beneficial ownership on Forms 3, 4 and 5, and reports on Schedule 13D, of the Securities and Exchange Commission, and any and all amendments, exhibits and any other documents related thereto, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D has been signed below by the following persons in the capacities indicated on August 24, 2007.

                                    Signature
                                    /s/ Monica Chavez Gelbaum
                                    -------------------------

                                    Title
                                    Co-Trustee, The Quercus Trust




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